

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Salesh Balak
Chief Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, 3178, Victoria Australia 3178

      Re: **Universal Biosensors, Inc.**
               Form 10-K for the Year Ended December 31, 2009
               Filed March 16, 2010
               File No. 000-52607 |

Dear Mr. Balak:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Salesh Balak
Universal Biosensors, Inc.
December 28, 2010
Page 2

Form 10-K for the Year Ended December 31, 2009

-Consolidated Financial Statements and Schedules, page F-1

-Report of Independent Registered Public Accounting Firm, page F-2

1.   Please amend your Form 10-K to include an audit report that includes a conformed signature from your auditors. Refer to Item 302 (a) of Regulation S-T which provides guidance on providing signatures in electronic filings.

Exhibits 31.1 and 31.2

2.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by that rule. Specifically, we note that you include the title of the certifying official in the introduction of the certifications and that you have replaced the word "report" with "annual report. We also note that you have made modifications within your March 31, 2010, June 30, 2010, and September 30, 2010 Forms 10-Q with respect to the inclusion of the title of the certifying official in the introduction of the certifications. The certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Please revise future filings to include corrected certifications that conform to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief